Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (No. 33-32439) on Form S-8 of Old Republic International Corporation of our report dated June 24, 2013, relating to the statements of net assets available for benefits of Bituminous 401(k) Savings Plan as of December 31, 2012, and 2011, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of Bituminous 401(k) Savings Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, MN
June 24, 2013